Walgreen Co.
108 Wilmot Road
Deerfield, Illinois 60015

February 26, 2014

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Ms. Mary Mast, Senior Staff Accountant
Ms. Vanessa Robertson, Staff Accountant

RE:           Walgreen Co.
Form 10-K for Fiscal Year Ended August 31, 2013
Filed October 21, 2013
File No. 001-00604

Ladies and Gentlemen:

Walgreen Co. (the "Company") acknowledges receipt of the letter dated February 12, 2014 providing comments on the above-referenced filing by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission.  Mark Dosier, the Company's Director, Securities Law, spoke with Vanessa Robertson of the Staff on February 26, 2014, who kindly granted the Company's request for a five business day extension.  Accordingly, the Company plans to respond to the Staff's comment letter on or before March 5, 2014. The Company greatly appreciates the Staff's cooperation in this regard.

Sincerely,

/s/  Wade D. Miquelon

Executive Vice President, Chief Financial Officer and President, International